CONTACT:  Patrick G. Healy
                                               President-CPSD & CFO
                                               203-618-8502
                                               e-mail:  phealy@nfor.com


NFO COMPLETES $40 MILLION PRIVATE PLACEMENT OF
SENIOR NOTES AND FINALIZES $75 MILLION REVOLVING CREDIT FACILITY; PROVIDES FINANCIAL RESOURCES TO
CONTINUE ITS AGGRESSIVE GROWTH


Greenwich, CT -- March 12, 1998 -- NFO Worldwide, Inc. (NYSE:NFO) today announced it successfully concluded a private placement of $40 million in fixed rate Senior Notes and entered into a $75 million revolving credit agreement with four major U.S. banks. Borrowings under these combined $115 million credit facilities will be unsecured, the proceeds of which will be used to refinance the company's existing debt of approximately $32 million and to finance acquisitions, capital expenditures and working capital. The $75 million revolving credit replaces NFO's current bank line of $35 million.

The $40 million in senior notes, due March 1, 2008, were privately placed with PPM America, Cigna Investments, the Mutual Group, and Berkshire Life. The notes bear interest at the fixed annual rate of 6.43% and are to be repaid in equal annual installments of approximately $5.7 million starting in the year 2002.

The $75 million unsecured revolving credit facility with an ultimate maturity date of March 2003, will enable NFO to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at the company's option. The facility was co-agented by Fleet National Bank and Chase Manhattan Bank. Also participating were the Bank of New York and First Union Bank.

Patrick G. Healy, President, Corporate Product/Systems Development and Chief Financial Officer, commented," We are pleased to have completed these new borrowing arrangements. The senior notes will provide NFO with long-term fixed rate debt at favorable interest rates, and the revolving credit facility will give NFO access to flexible, short-term financing. These facilities, together with NFO's already strong balance sheet and excellent cash flow, will provide the financial resources necessary to continue executing our aggressive growth strategies."

William E. Lipner, Chairman and Chief Executive said, "NFO today is the largest U.S. based custom market research firm in the world and we intend to continue to broaden and expand our services as we transform NFO into a worldwide marketing information services company. Over the past four years, more than a dozen outstanding companies have joined NFO as we have added vertical market expertise and horizontal product and service capabilities, in our quest to become a multi-national marketing information leader. These expanded credit facilities announced today, provide NFO with additional financial flexibility as we move forward to implement our exciting plans for future growth."

NFO Worldwide, Inc. is a leading provider of custom and syndicated marketing information to America's largest companies as well as the international business community. Through its pre-recruited consumer panel and other

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specialized databases, NFO offers access to more than 550,000 US households
(over 1.4 million people) and, through a joint venture, to over 100,000 European households. The Company provides its services to over 2,000 clients in key market segments such as packaged goods and foods, healthcare, financial services, hi-tech/telecommunications and travel & leisure. NFO operates in 24 countries and has more than 6,000 full and part-time employees.

Statements in this press release relating to matters that are not historical facts are forward- looking statements. Such forward-looking statements are based on the Company's current forecasts and actual results may differ materially. To understand the risks which may affect the Company's future performance, please refer to Part I of NFO's 1996 Annual Report on Form 10- K and the "Risk Factors"
section in the Company's Form S-3 filed October 22, 1997.